Exhibit 14.01

MACROVISION CORPORATION

CODE OF PERSONAL AND BUSINESS CONDUCT AND ETHICS
AS AMENDED

I.	GENERAL POLICY STATEMENT

It is the policy of Macrovision Corporation and each of its subsidiaries (“the Company”) to conduct its business in accordance with the highest ethical standards in order to merit and maintain the complete confidence and trust of its customers and the public in general.  Directors, officers and employees must maintain their business transactions in a manner that does not result in adverse comments or criticisms from the public or in any way damage our reputation.  Unless otherwise set forth herein, the term “employee” refers to all officers and employees of the Company.

Nothing in this Code of Personal and Business Conduct and Ethics (the “Code”), in any Company policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment.

	A.	Compliance with Laws and Regulation

Ethical business conduct is critical to our business.  It is our policy to fully comply with the spirit and intent of all applicable laws, rules and regulations.  Violations of these laws, rules and regulations can create significant civil and/or criminal liability for you, the Company, our directors, officers and other employees.  We expect you to use good judgment and high ethical standards and to refrain from any form of illegal, dishonest or unethical conduct.

The Company is dedicated to ensuring compliance with the high standards of financial accounting and reporting and has the highest confidence in its financial reporting, underlying systems of internal controls and its financial employees. Our financial employees (our CEO, CFO and other members of the Macrovision Finance Department) shall operate under the highest level of ethical standards.

While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others.  If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor or the Disclosure Compliance Monitor.  See Section XI.B. on page 12 for the Disclosure Compliance Monitor’s contact information.

Disregard of the law will not be tolerated.  You should be aware that conduct and records, including emails, are subject to internal and external audits, and to discovery by third parties in the event of a government investigation or civil litigation.

	B.	Administration of the Code

It is your responsibility to be familiar with the Code.

You are encouraged to seek the advice of the appropriate supervisor regarding questions of interpretation and of the applicability of the provisions of the Code to a particular situation.

You will be required to sign and return a written acknowledgment form to the Human Resources Department at the time of first receipt of a copy of the Code, whenever subsequent changes are published thereto, and once each year verifying that you have read and understand the Code.  Failure to sign and return a written acknowledgment form is grounds for disciplinary action, up to and including termination.

Part of your job and ethical responsibility is to help enforce this Code.  You should proactively promote ethical behavior among peers in the work environment.  You should be alert to possible violations and report possible violations to your supervisor or the Disclosure Compliance Monitor.  You must cooperate in any internal or external investigations of possible violations.  Reprisal, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation, is prohibited.  Please refer to Section XI.B., below, as well as the Company’s separate Policy and Procedures for Raising Questions Regarding Accurate Financial and Non-Financial Disclosure for further guidance.

In trying to determine whether any given action is appropriate, use the following test.  Imagine that the words you are using or the action you are taking is going to be fully disclosed in the media with all the details, including your photo.  If you are uncomfortable with the idea of this information being made public, perhaps you should think again about your words or your course of action.

In all cases, if you are unsure about the appropriateness of an event or action, please seek assistance in interpreting the requirements of these practices by contacting your supervisor or the Disclosure Compliance Monitor.

II.	CONFLICTS OF INTEREST

Each of us has a responsibility to the Company, our stockholders and each other.  Although this duty does not prevent us from engaging in personal transactions and investments, it does demand that we avoid personal and professional situations and relationships where a conflict of interest might occur or appear to occur.

A.	Policy

It is our policy that directors, officers and employees do not engage in personal conduct that will conflict with the interest of the Company.  It is important to avoid even the appearance of a conflict of interest, since the appearance can be as damaging to our reputation as an actual conflict.  Whether or not a conflict of interest exists or will exist can be unclear.  Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of the Company, you should discuss the matter with your supervisor or the Disclosure Compliance Monitor (as further described in Section XI).  Supervisors may not authorize conflict of interest matters without first seeking the approval of the Disclosure Compliance Monitor and filing with the Disclosure Compliance Monitor a written description of the authorized activity.  If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Disclosure Compliance Monitor or the Chief Financial Officer.  Officers and directors may seek authorization from the Audit Committee.  Factors that may be considered in evaluating a potential conflict of interest are, among others:

	•	whether it may interfere with the individual’s job performance or responsibilities;

	•	whether the individual has access to confidential information;

	•	whether it may interfere with the job performance, responsibilities or morale of others within the organization;

	•	any potential adverse or beneficial impact on our business;

	•	any potential adverse or beneficial impact on our relationships with our customers or suppliers or other service providers;

	•	whether it would enhance or support a competitor’s position;

	•	the extent to which it would result in financial or other benefit (direct or indirect) to the individual;

	•	the extent to which it would result in financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers; and

	•	the extent to which it would appear improper to an outside observer.

If an employee has or acquires a significant ownership interest in a competitor, customer or supplier, he or she must disclose the facts to the Company’s Chief Financial Officer or the Disclosure Compliance Monitor for purposes of assessing potential conflicts of interest and public disclosure requirements, if any.  Officers and directors must disclose such significant ownership interest to the Audit Committee.  Generally, an ownership interest in a publicly held company will not be considered “significant” if the employee, officer or director owns no more than the lesser of (i) a 1% interest in the company or (ii) an interest having a value equal to the greater of $500,000.00 or 10% of the net worth of the employee, officer or director.

B.	Gifts

Employees and their immediate families shall not solicit, accept, or retain any benefit themselves or for any third party from any of our customers, any individual or organization doing or seeking to do business with us, or from any other individual or organization based on a Company relationship.

Specific exception to this prohibition may be made if there is no reasonable likelihood of improper influence in the employee’s performance of duties on behalf of the Company.  The personal benefit, however, must be one of the following:

	•	normal business courtesies, such as a meal, refreshment or entertainment of reasonable value;

	•	non-cash gifts of reasonable value (under $200.00) when received at holiday time or for special occasions;

	•	non-cash gifts whose aggregate value over the year is less than $500.00;

	•	gifts based upon kinship, marriage or social relationships entirely beyond and apart from any business relationship;

	•	promotional material of nominal value;

	•	awards given by charitable, education, civic, or religions organizations for meritorious contributions or service;

	•	discounts or rebates on merchandise or services that do not exceed those available to other customers.

Any personal benefit offered or received, other than the exceptions noted above, is to be reported by the employee to the executive officer of the Business Unit who will review the situation and instruct the employee as to the appropriate action.  The executive officer of the Business Unit shall keep contemporaneous written records of all such disclosures and report such actions to the Executive Committee.  The executive officer of the Business Unit shall report any personal benefits he or she received to the Executive Committee acting on behalf of the Board.  Directors will report directly to the Audit Committee.

Employees, officers and directors are prohibited from paying any bribe, kick-back or other similar unlawful payment to any public official, government, or individual to secure any concession, contract or favorable treatment for the Company or for the personal gain of an individual.  Such transactions may result in the violation of various laws, including the United States Foreign Corrupt Practices Act, for which there are very substantial penalties to both the involved individual and the Company.

C.	Political Contributions

It is our policy to strictly comply with all applicable federal and state political campaign laws.  Under federal law, corporations are prohibited from making any contribution or expenditure in connection with any federal election or campaign.  Although political contributions for nonfederal elections may be permissible, it is the Company’s policy not to solicit employees for political contributions or campaigns.

D.	Outside Activities

We discourage employees from holding outside employment or otherwise providing outside services for compensation.  In those instances where it is justified, written approval from the Chief Financial Officer is required.  No outside employment or other compensated services will be approved which might subject us to criticism or which will impact the employee’s productivity.

We encourage individual participation in civic activities.  Normally, volunteer efforts must take place outside of regular business hours.  If volunteer efforts require business time, the employee should obtain prior approval from his or her direct supervisor.  Volunteer efforts of more than 2 hours per week or 5 hours per month during business hours must receive prior written approval by the executive officer of the Business Unit.

It is a conflict of interest to serve as a director or advisor of any company that competes with us.  Although you may serve as a director of a Company supplier, customer, developer or other business partner, our policy requires that you first obtain written approval from the Chief Executive Officer before accepting a directorship or acting in an advisory capacity for any company.  If you are an officer of the Company, you must receive written approval from the Audit Committee before accepting a directorship or acting in an advisory capacity for any company.  If you are a director of the Company, you must receive written approval from the Audit Committee before accepting a directorship for any company.  Any compensation you receive should be commensurate to your responsibilities.  Such approval may be conditioned upon the completion of specified actions.  Serving as a director or advisor to a non-profit organization unrelated to the Company’s industry, charity or similar entity does not violate this policy and does not require approval.

E.	Personal Investment Activity

While we do not intend to unreasonably limit you in your personal investment activities, it is our policy that you not enter into investment transactions that would create, or give the appearance of creating, a conflict of interest between you and the Company or between the Company and any customer.  Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Company’s decisions; your access to confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other company.

F.	Related Parties

As a general rule, you should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role.  Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships and in-laws.  Significant others include persons living in a spousal or familial fashion with you.

If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Company’s Chief Financial Officer or the Disclosure Compliance Monitor.  If determined to be material to the Company by the Chief Financial Officer or the Disclosure Compliance Monitor, the Company’s Audit Committee must review and approve in writing in advance such related party transactions.  The most significant related party transactions, particularly those involving the Company’s directors or executive officers, must be reviewed and approved in writing in advance by the Company’s Board of Directors.

The Company prohibits the employment of relatives and significant others in positions or assignments that have a financial dependence or influence (e.g., an auditing or control relationship, or a supervisor/subordinate relationship).  If a question arises about whether a relationship is covered by this policy, the Company’s Chief Financial Officer or the Disclosure Compliance Monitor is responsible for determining whether an employee’s acknowledged relationship is covered by this policy.  If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his/her supervisor and either the Company’s Chief Financial Officer or the Disclosure Compliance Monitor.

G.	Giving Advice to Customers

Since the Company cannot practice law or give legal or tax advice, employees must exercise care in discussing transactions with customers and nothing should be said that might be interpreted as the giving of legal or tax advice.

III.	CORPORATE OPPORTUNITY

Employees, officers and directors may not exploit for their own personal gain opportunities that are discovered through the use of corporate property, information or position unless the opportunity is disclosed fully in writing to the Company’s Board of Directors and the Board of Directors declines in writing to pursue such opportunity.  The Board of Directors may not unreasonably withhold or delay deciding whether to pursue an opportunity once it has been disclosed fully in writing.

IV.	CONFIDENTIALITY

	A.	Customer Information

It is our policy that confidential information acquired by an employee through his or her employment must be held in the strictest confidence.  Confidential customer information should never be discussed with anyone outside the Company, and only with those within the Company who have a legitimate business need to know.  Employees are prohibited from disclosing competitive information about any customer to any other customer.

	B.	Information Regarding the Company

Financial or other proprietary and/or confidential information regarding the Company is not to be released to any outside person or organization unless it has been published in reports to shareholders, or otherwise made available to the public through authorized news releases.  All news media inquiries and other outside inquiries regarding the Company must be referred to the Media Relations Department or Chief Executive Officer or Chief Financial Officer.  No employee, other than those specifically designated by the Chief Executive Officer or Chief Financial Officer is authorized to talk to the press or analysts.

	C.	Disclosure of Company Confidential Information

To further the Company’s business, from time to time our confidential information may be disclosed to potential business partners.  However, such disclosure should never be done without carefully considering its potential benefits and risks.  If you determine in consultation with your manager and other appropriate Company management that disclosure of confidential information is necessary, you must then contact the Disclosure Compliance Monitor to ensure that an appropriate written nondisclosure agreement is signed prior to the disclosure.  We have standard nondisclosure agreements suitable for most disclosures.

	D.	Requests by Regulatory Authorities

All government requests for information, documents or investigative interviews that are not part of the Company’s normal reporting requirements must be referred to the Disclosure Compliance Monitor.  Unless otherwise required by law, financial information that is not part of the Company’s normal reporting requirements must be approved by the Disclosure Compliance Monitor prior to disclosure.

V.	OBLIGATIONS UNDER SECURITIES LAWS – “INSIDER” TRADING

Directors and employees who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business.  All non-public information about the Company or about companies with which we do business is considered confidential information.  We have adopted a separate Insider Trading Policy to which you are bound as a condition of your employment here.  You should consult the Insider Trading Policy for more specific information on the definition of “material inside information” and on buying and selling our securities or securities of companies with which we do business.

VI.	USE OF COMPANY’S ASSETS

	A.	General

Protecting the Company’s assets is a key fiduciary responsibility of every employee.  Care should be taken to ensure that assets are not misappropriated, loaned to others, sold or donated, without appropriate authorization.  All Company employees are responsible for the proper use of Company assets, and must safeguard such assets against loss, damage, misuse or theft.  Company equipment and assets are to be used for Company business purposes only.  Employees may not use Company assets for personal use, nor may they allow any other person to use Company assets.

	B.	Company Funds

You are personally responsible for all Company funds over which you exercise control.  Company agents and contractors should not be allowed to exercise control over Company funds.  Company funds must be used only for Company business purposes, and authorization of such use must be in line with the Company’s Signature Policy.

	C.	Software

All software used by employees to conduct Company business must be appropriately licensed.  Never make or use illegal or unauthorized copies of any software, whether in the office, at home or on the road, since doing so may constitute copyright infringement and may expose you and the Company to potential civil and criminal liability.

VII.	MAINTAINING AND MANAGING RECORDS

	A.	General

We are required by local, state, federal, foreign and other applicable laws, rules and regulations to retain certain records and to follow specific guidelines in managing its records. Please refer to the Company’s Document Retention Policy for further guidance.

	B.	Records on Legal Hold

A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations.  Legal counsel determines and identifies what types of Company records or documents are required to be placed under a legal hold.  The Disclosure Compliance Monitor will notify you if a legal hold is placed on records for which you are responsible.  You then must preserve and protect the necessary records in accordance with instructions from the Company’s legal counsel.

	C.	Document Integrity

The integrity of our records and public disclosure depends on the validity, accuracy and completeness of the information supporting the entries to our books of account.  Therefore, our corporate and business records should be completed accurately and honestly.  Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Disclosure Compliance Monitor or directly to the Chair of our Audit Committee.  Please refer to the Company’s Policy and Procedures for Raising Questions Regarding Accurate Financial and Non-Financial Disclosure for further guidance.

VIII.	FAIR DEALING

We strive to outperform our competition fairly and honestly.  Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices.  Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests.  If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Disclosure Compliance Monitor, as further described in Section XI.

IX.	MISCELLANEOUS GUIDELINES FOR CONDUCT

	A.	Dealing with Competitors

The making of disparaging remarks to our customers regarding our competitors is inappropriate and unethical.  Our strategy is to emphasize the quality and competence of our staff and services.  Employees are prohibited from involving the Company in arrangements with its competitors that provide for the setting or controlling of rates, prices, or marketing policies.

B.	Gathering Competitive Information

Employees are prohibited from using improper means of gathering information about competitors.  Theft, illegal entry and electronic eavesdropping are obviously unacceptable means of searching for competitive intelligence.  In addition, you must not misrepresent yourself or your situation in order to convince somebody to release information to you (by posing as a customer, for example), or commission a third party to do so.  You must not offer a bribe or a gift in exchange for competitors’ information, nor solicit confidential information from a competitor’s ex-employee.  Contact the Legal Department or the Disclosure Compliance Monitor before reviewing or using any competitive information about which there may be even the slightest question.

C.	Exclusive Dealings

It is our policy that we do not base the sale and/or provision of one product or service to a client upon the condition that the client must purchase a different product or service from us or upon the condition that the client is prohibited from dealing with other suppliers of such product or service.

D.	Discrimination and Harassment

The Company is committed to providing a work environment free of discrimination and harassment so that our employees will be able to contribute to their fullest potential and work teams will be able to harness their best ideas and generate the best possible solutions for our customers.  Harassment against employees on the basis of race, religion, gender or any other classification protected by applicable state or national employment discrimination laws is illegal and a violation of the Company’s policies.  For more information regarding the Company’s policies prohibiting discrimination and harassment, including sexual harassment, please see the Company’s Employee Guidebook.

E.	Communication of Information

Employees must communicate information in a manner that ensures full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies, including the Securities and Exchange Commission, and in other public communications.  In all such communications, the employee must act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.  Employees must also provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

X.	WAIVERS

Any waiver of any provision of this Code for a member of the Company’s Board of Directors or an executive officer must be approved in writing by the Company’s Board of Directors and promptly disclosed in accordance with law.  Any waiver of any provision of this Code with respect any other employee must be approved in writing by the Company’s Disclosure Compliance Monitor.

XI.	COMPLIANCE STANDARDS AND PROCEDURES – REPORTING AND INVESTIGATING MISCONDUCT

	A.	Compliance Resources

To facilitate compliance with this Code, we have implemented a program of Code awareness, training and review.  We have established the position of Disclosure Compliance Monitor to oversee this program.  The Disclosure Compliance Monitor is a person to whom you can address any questions or concerns.  The Disclosure Compliance Monitor, Pamela Sergeeff, can be reached at extension ____.  In addition to fielding questions or concerns with respect to potential violations of this Code, the Disclosure Compliance Monitor is responsible for:

		•	training new employees in Code policies;

		•	conducting annual training sessions to refresh employees’ familiarity with the Code;

		•	distributing copies of the Code annually via email to each employee with a reminder that each employee is responsible for reading, understanding and complying with the Code;

•

updating the Code as needed and alerting employees to any updates, with appropriate approval of the Audit Committee of the Board of Directors, to reflect changes in the law, Company operations and in recognized best practices, and to reflect Company experience; and

		•	otherwise promoting an atmosphere of responsible and ethical conduct.

Your most immediate resource for any matter related to the Code is your supervisor.  He or she may have the information you need, or may be able to refer the question to another appropriate source.  There may, however, be times when you prefer not to go to your supervisor.  In these instances, you should feel free to discuss your concern with the Disclosure Compliance Monitor.  Should the need arise, the Disclosure Compliance Monitor has direct access to the Audit Committee and the Board of Directors to address issues that involve executive officers.

If you have questions about the Company policy, need guidance on specific situations or want to report violations of the Code, see Section B below. In addition, please refer to the Company’s Whistle Blower Policy and Procedures for Raising Questions Regarding Accurate Financial and Non-Financial Disclosure.

B.	Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor or the Disclosure Compliance Monitor; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it.  You are expected to promptly provide a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation.  Whether you choose to speak with your supervisor or the Disclosure Compliance Monitor, you should do so without fear of any form of retaliation.  The Company will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to the Disclosure Compliance Monitor.  The information reported to the Disclosure Compliance Monitor will be retained with the highest degree of confidentiality that is possible under the circumstances.  As appropriate, the Disclosure Compliance Monitor will consult with the Legal Department, the Human Resources Department, executive officers of the Company and/or the Chair of the Audit Committee of the Board of Directors.

Anyone can communicate with the Disclosure Compliance Monitor, either anonymously or by name, by any of the following methods:

	•	In writing, addressed to the Disclosure Compliance Monitor, either by interoffice envelope to Pamela Sergeeff or by mail to Pamela Sergeeff, 2830 De La Cruz Boulevard, Santa Clara, California 95050.

	•	By phone at [omitted].

	•	By email to [omitted].

	•	By phoning the Ethics Line toll free**:

- In the U.S.: (800) 913-1070
- In the U.K.: 0-800-032-5992
- In Japan: 00-531-13-0856
- In Hong Kong: (800) 96-8496
- In Korea: 00-308-13-1326

You may also contact the Disclosure Compliance Monitor by any of these methods with any questions about the Code or any other person(s) listed in the

Company’s Whistle Blower Policy and Procedures for Raising Questions Regarding Accurate Financial and Non-Financial Disclosure with any questions relating to it.

** You may call the toll-free number anonymously if you prefer, as it is not equipped with caller identification, although the Disclosure Compliance Monitor will be unable to obtain follow-up details from you that may be necessary to investigate the matter.  Whether you identify yourself or remain anonymous, your contact with the Ethics Line will be kept strictly confidential to the greatest extent possible within the objectives of the Code.

XII.	DISCIPLINARY ACTIONS

The Company will take appropriate action against any director, officer or employee whose actions are found to violate these policies or any other policies of the Company.  Disciplinary actions may include immediate termination of employment or business relationship at the Company’s sole discretion.  Where laws have been violated, the Company will cooperate fully with the appropriate authorities.

FORM OF ACKNOWLEDGMENT OF RECEIPT OF CODE OF PERSONAL AND BUSINESS CONDUCT AND ETHICS

I have received and read the Company’s Code of Personal and Business Conduct and Ethics.  I understand the standards and policies contained in the Company Code of Personal and Business Conduct and Ethics and understand that there may be additional policies or laws specific to my job.  I further agree to comply with the Company Code of Personal and Business Conduct and Ethics.

If I have questions concerning the meaning or application of the Company Code of Personal and Business Conduct and Ethics, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult my manager or the Disclosure Compliance Monitor, knowing that my questions or reports to these sources will be maintained in confidence.

Employee Name

Signature

Date

All directors, officers, and employees must sign and return this form to the Human Resources Department.

[New director, officer, and employee Form]

FORM OF CONFIRMATION OF COMPLIANCE WITH CODE OF PERSONAL AND BUSINESS CONDUCT AND ETHICS

I have received and read the Company’s current Code of Personal and Business Conduct and Ethics, which is available for review on the Company’s intranet.  I understand the standards and policies contained in the Company Code of Personal and Business Conduct and Ethics and confirm that I am in compliance with them.  I understand that there may be additional policies or laws specific to my job.

If I have questions concerning the meaning or application of the Company Code of Personal and Business Conduct and Ethics, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult my manager or the Disclosure Compliance Monitor, knowing that my questions or reports to these sources will be maintained in confidence.

Employee Name

Signature

Date

All directors, officers, and employees must sign and return this form to the Human Resources Department.

[Current director, officer, and employee Form to be signed annually]